UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                  ________________

                                    SCHEDULE 13G
                                  ________________

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 3)*

                               The John Nuveen Company
                                  (NAME OF ISSUER)

                        Class A Common Stock, $.01 par value
                           (TITLE OF CLASS OF SECURITIES)

                                     478035 10 8
                                    (CUSIP NUMBER)


__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 PAGE 1 OF 7 PAGES

                                         13G

CUSIP No.  478035 10 8
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
           John A. Levin & Co., Inc.
           13-3134273
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                       16,100
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                       - 0 -
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                       16,100
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                       126,458
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           142,558
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           1.9%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
           IA
_____________________________________________________________________________
                       ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  PAGE 2 OF 7 PAGES

                                         13G

CUSIP No.  478035 10 8
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
           Baker Fentress & Company
           36-0767530
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                       16,100
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                       - 0 -
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                       16,100
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                       126,458
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
           142,558
_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
           1.9%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
           IC
_____________________________________________________________________________
                       ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  PAGE 3 OF 7 PAGES

          Amendment No. 3 to the Schedule 13G of John A. Levin & Co., Inc. ("Levin & Co.") and Baker, Fentress & Company ("Baker Fentress") with respect to the Common Stock, $.01 par value (the "Common Stock"), of The John Nuveen Company (the "Company"). Schedule 13G is hereby amended and restated in its entirety as follows:


ITEM 1(a)    NAME OF ISSUER:
             The John Nuveen Company (the "Company")

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             333 West Wacker Drive
             Chicago, Illinois  60606

ITEM 2(a)    NAME OF PERSON FILING:
             John A. Levin & Co., Inc. ("Levin & Co.")
             Baker, Fentress & Company ("Baker Fentress")

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             John A. Levin & Co., Inc.         Baker, Fentress & Company
             One Rockefeller Plaza             200 West Madison Street
             New York, New York  10020         Chicago, Illinois  60606

ITEM 2(c)    CITIZENSHIP:
             Levin & Co. and Baker Fentress are each corporations organized under the laws of the State of Delaware.

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:
             Class A Common stock, $.01 par value (the "Common Stock").

ITEM 2(e)    CUSIP NUMBER:
             478035 10 8

ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B),
             OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
             (a)   (   )  Broker or Dealer registered under Section 15 of the
                          Securities Exchange Act of 1934 (the "Act")
             (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
             (c)   (   )  Insurance Company as defined in Section 3(a)(19) of
                          the Act
             (d)   ( X )  Investment Company registered under Section 8 of the
                          Investment Company Act of 1940
             (e)   ( X )  Investment Adviser registered under Section 203 of
                          the Investment Advisers Act of 1940
             (f)   (   )  Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income
                          Security Act of 1974 or Endowment Fund; see Sec.
                          240.13d-1(b)(1)(ii)(F)
             (g)   (   )  Parent Holding Company, in accordance with Sec.
                          240.13d-1(b)(ii)(G) (Note: See item 7)
             (h)   (   )  Group, in accordance with Sec. 240.13d-
                          1(b)(1)(ii)(H)

                                  PAGE 4 OF 7 PAGES

ITEM 4.      OWNERSHIP.
             (a)   Amount Beneficially Owned:
                   142,588

             (b)   Percentage of Class:
                   1.9% (based on the 7,434,827 shares of Common Stock reported to be outstanding as of November 11, 1996, as reflected in the Company's Form 10-Q for the quarter ended September 30, 1996.)

             (c)   Number of shares as to which such person has:
                 (i)  sole power to vote:
                      16,100

                 (ii) shared power to vote or to direct the vote:
                      - 0 -

                 (iii)sole power to dispose or to direct the disposition of:
                      16,100

                 (iv) shared power to dispose or to direct the disposition of:
                      142,558

          Levin & Co., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Common Stock. Baker Fentress, an investment company registered under the Investment Company Act of 1940, as amended, is the sole shareholder of Levin Management Co., Inc., a Delaware corporation ("Levin Management"), which, as of June 28, 1996, became the sole shareholder of Levin & Co. Baker Fentress, therefore, may be deemed the beneficial owner of the shares of Common Stock held by Levin & Co. John A. Levin remains the President and a director of Levin & Co. and, as of June 28, 1996, became the President and a director of each of Levin Management and Baker Fentress and the Chief Executive Officer of Baker Fentress. Mr. Levin, however, is no longer a shareholder of Levin & Co., nor is he a controlling shareholder of Baker Fentress. Therefore, Mr. Levin should no longer be deemed the beneficial owner of Common Stock held by Levin & Co.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          The reporting persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

                                  PAGE 5 OF 7 PAGES

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


          This Schedule 13G is filed by Levin & Co. and Baker Fentress with respect to Common Stock purchased by Levin & Co. on behalf of Levin & Co.'s investment advisory clients. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such client has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d). There is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

                                  PAGE 6 OF 7 PAGES

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

          By signing below, Levin & Co. and Baker Fentress certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997

                                JOHN A. LEVIN & CO., INC.

                                /s/ John A. Levin
                                ---------------------------
                                John A. Levin
                                President

                                BAKER FENTRESS & COMPANY

                                /s/ John A. Levin
                                ---------------------------
                                John A. Levin
                                President




                                  PAGE 7 OF 7 PAGES